UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-12379
First Financial Bancorp Thrift Plan and Trust
4000 Smith Road
Cincinnati, OH 45209
First Financial Bancorp
4000 Smith Road
Cincinnati, OH 45209

Financial Statements and Supplemental Schedules
First Financial Bancorp Thrift Plan and Trust
Years ended December 31, 2007 and 2006
with Report of Independent Registered Public Accounting Firm

First Financial Bancorp Thrift Plan and Trust
Financial Statements and Supplemental Schedules
Years Ended December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Audit Committee of the Board of Directors
First Financial Bancorp
We have audited the accompanying statements of net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform audits of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2007, and reportable transactions for the year then ended, are presented for the purposes of additional analysis and are not a required part of the financial statements but are for supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
Cincinnati, Ohio
June 25, 2008

First Financial Bancorp Thrift Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments — at fair value:
First Financial Bancorp Common Stock	$9,803,747	$15,189,643
Mutual Funds	28,701,676	28,382,767
Money Market Fund	15,461	15

Total investments	38,520,884	43,572,425

Receivables:
Interest and dividends	33,682	149,789
Employer	—	55,153

Total assets	38,554,566	43,777,367

Net assets available for benefits at fair value	38,554,566	43,777,367

Adjustment from fair value to contract value for fully benefit responsive investment contract	(21,077)	41,018

Net assets available for benefits	$38,533,489	$43,818,385

See accompanying notes.

First Financial Bancorp Thrift Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	December 31,
	2007	2006
Additions to net assets attributed to:
Investment Income:
Net (depreciation) appreciation in fair value of investments	$(5,100,365)	$13,646
Interest	194,288	148,541
Dividends	3,038,818	2,411,240

Total investment (loss) income	(1,867,259)	2,573,427

Contributions:
Employer	1,178,587	1,179,215
Participants	3,233,393	3,291,988
Rollovers	198,040	167,582
Participant loan payments	—	8,852

Total contributions	4,610,020	4,647,637

Total additions	2,742,761	7,221,064

Deductions from net assets attributed to:
Benefits paid to participants	8,027,657	7,222,465

Total deductions	8,027,657	7,222,465

Net decrease	(5,284,896)	(1,401)
Net assets available for benefits:
Beginning of year	43,818,385	43,819,786

End of year	$38,533,489	$43,818,385

See accompanying notes.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
The following brief description of the First Financial Bancorp Thrift Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for more information.
First Financial Bancorp (the Plan Sponsor) is the sponsor of the plan.
General
The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all employees of the Plan Sponsor and affiliates who are age twenty-one or older. The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants’ discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).
Funding
Employer contributions to the Plan are equal to 50 percent of the employee’s contribution up to the first 6% of the participant’s deferrals. Employer contributions are initially invested in the First Financial Bancorp Common Stock Fund (“Stock Fund”). Employer contributions made prior to January 1, 2006 were fully vested upon contribution to the Plan. Employer contributions made after December 31, 2005 for participants with a plan entry date of January 1, 2006 or after will be fully vested after the participant completes two years of service. As of March 31, 2002, participants have the option of directing the employer contributions out of the Stock Fund. Although the Plan Sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA.
Effective January 1, 2003, participants may elect to make contributions to the Plan of up to 50 percent of their eligible salary on a before-tax basis. Prior to January 1, 2003, participants were permitted to make contributions to the Plan of up to 12 percent of their eligible salary on a before-tax basis. Prior to January 1, 1986, participants were permitted to contribute certain amounts on an after-tax basis.
Participating Corporations
The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of the Plan Sponsor, adopt the Plan for those employees which the Plan determines shall be eligible.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Benefit Payments
Participants may elect an in-service, non-hardship distribution comprised of the participant’s after-tax contributions, employer contributions and the earnings on these accounts. Employer contributions withdrawn are limited to those made more than eight plan quarters prior to the quarter in which the withdrawal is being made. Such a withdrawal suspends the participant’s right to make contributions for one year.
Active employees may withdraw before-tax savings only if the participant can prove “financial hardship” as defined by the Plan Document. Any distribution of before-tax funds results in a one-year suspension of participation in the Plan. Earnings on the participant’s before-tax contributions are not eligible for distribution prior to termination or retirement.
Participants’ Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. A participant may elect to withdraw all or any part of his or her after-tax savings from the Plan. Such withdrawal suspends the participant’s rights to make future contributions for six months.
Plan Termination
In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments
Investments are individual mutual funds held with Federated Retirement Plan Services and a separate trust account at First Financial Bank (the Bank), National Association, a wholly-owned subsidiary of the Plan Sponsor, to hold the First Financial Bancorp Common Stock Fund investment option for the Plan. Investments are stated at fair values based on quoted closing net asset values obtained by Federated Retirement Plan Services from published market data. Security transactions are recorded on the trade date.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
As described in Financial Accounting Standards Board Staff Position (FSP) AGG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in contracts through a common collective trust (the Federated Capital Preservation Fund). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Federated Capital Preservation Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Federated Capital Preservation Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
New Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Plan’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.
As originally issued, FIN 48 was effective for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FSP FIN 48-2 (FIN 48-2), which defers the effective date of FIN 48 for certain nonpublic enterprises to fiscal years beginning after December 15, 2007. The Plan is a non-public enterprise to which FIN 48-2’s deferral applies. The Plan Administrator is currently evaluation the impact, if any, that the adoption of FIN 48 will have on the Plan’s financial statements.
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurement”. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluation the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31
	2007	2006
First Financial Bancorp Common Stock Fund	$9,803,747	$15,189,643
Federated Max-Cap Index Fund SS	5,558,490	6,370,102
Federated Kaufmann Small Cap Fund (A)	4,326,678	4,211,742
Legacy Multi-Cap Core Equity Fund	N/A	5,140,872
Legacy Core Bond Fund	N/A	1,525,156
Legacy Balanced Fund	2,465,135	2,548,516
Federated Capital Preservation Fund	4,253,927	4,267,477
American Funds EuroPacific Growth Fund (R3)	4,101,444	3,415,097
First Caliber Equity Fund (A)	4,797,762	N/A
The Plan’s investments (including investments purchased, sold, and held during the year) (depreciated) appreciated in carrying value as follows:

	December 31
	2007	2006
First Financial Bancorp Common Stock	($4,645,013)	($1,027,741)
Equity and Fixed Income Mutual Funds	(455,352)	1,041,387

Net (depreciation) appreciation	($5,100,365)	$13,646

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 11, 2003, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
5. Transactions with Parties-in-Interest
Administrative and other service fees are paid by the Plan Sponsor. The Plan is not charged for administrative services performed on its behalf by First Financial Bancorp.
The Plan invests in common stock of the Plan Sponsor.
The Bank, an affiliate of the Plan Sponsor, is the Plan Trustee.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2007
Net decrease in net assets available for benefits per the financial statements	$(5,284,896)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	21,077

Net income per the Form 5500	$(5,263,819)

Supplemental Schedules

First Financial Bancorp Thrift Plan and Trust
EIN 31-1042001/Plan 002
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	Number of Shares or		Current
Identity of Issue/Description of Asset	Principal Amount	Cost	Value

First Financial Bancorp Common Stock*	861,213 shares	$14,128,040	$9,803,747

Federated Prime Value Obligation Money Market Fund	15,461 shares	15,461	15,461

Federated Capital Preservation Fund	423,285 shares	N/A	4,253,927

First Caliber Equity Fund (A)*	574,582 shares	N/A	4,797,762

First Sterling Income Fund (A)*	152,806 shares	N/A	1,457,771

American Funds EuroPacific Growth Fund (R3)	81,931 shares	N/A	4,101,444

Federated Max-Cap Index Fund SS	235,829 shares	N/A	5,558,490

Federated Kaufmann Small Cap Fund (A)	167,182 shares	N/A	4,326,678

Legacy Balanced Fund*	214,557 shares	N/A	2,465,135

Federated Target ETF 2035 Fund (A)	13,486 shares	N/A	151,849

Federated Target ETF 2025 Fund (A)	6,543 shares	N/A	73,604

Federated Target ETF 2015 Fund (A)	31,099 shares	N/A	344,266

American Century Real Estate Fund (A)	16,038 shares	N/A	339,852

Federated International Small Company Fund (A)	18,118 shares	N/A	830,898

			$38,520,884

* Indicates party-in-interest to the Plan
N/A-Information is not required since these are participant directed investments

First Financial Bancorp Thrift Plan and Trust
EIN 31-1042001/Plan 002
Schedule H, Line 4 j — Schedule of Reportable Transactions
For the year ended December 31, 2007

			Expenses		Current
			Incurred		Value of	Net
	Purchase	Selling	with	Cost of	Asset on	Gain
Identity of Issue/Description of Asset	Price	Price	Transaction	Asset	Valuation Date	(Loss)

Category (iii)—series of transactions in excess of 5 percent of plan assets

Federated Capital Preservation Fund	$2,206,303	$—	$—	$2,206,303	$2,206,303	$—
	—	2,297,109	—	2,297,109	2,297,109	—

First Financial Bancorp Common Stock*	—	2,247,732	—	2,621,456	2,247,732	(373,724)

Legacy Multi-Cap Core Equity Fund*	—	5,970,038	—	5,456,640	5,970,039	513,398

First Caliber Equity Fund (A)*	6,436,652	—	—	6,436,652	6,436,652	—
*	Represents a party-in-interest to the Plan There were no category (i), (ii), or (iv) reportable transactions during 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP THRIFT AND TRUST
Date: June 25, 2008	By:	/s/ John R. Klein
John R. Klein
Vice President Human Resources First Financial Bancorp

/s/ J. Franklin Hall
J. Franklin Hall
Executive Vice President and Chief Financial Officer First Financial Bancorp